02023487

Uf 8-5-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 17 2002
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 18181

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Golf Host Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36750 US Highway 19 N
(No. and Street)

Palm Harbor, Fl 34684
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominic Bengivengo, President 727-942-5210
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

N/A
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 07 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Uf 8-5-02

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ______________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLF HOST SECURITIES, INC.

ANALYSIS OF BALANCE SHEETS

	AS OF 12/31/2001	AS OF 12/31/2000
CASH		
FUNB - ESCROW	314.13	314.13
CASH - BARNETT BANK ESCROW	182.62	195.78
CASH - FUNB	114,644.26	199,880.45
	115,141.01	200,390.36
ACCOUNTS & NOTES RECEIVABLE		
	.00	.00
PREPAID & OTHER EXPENSES		
PREPAID MARKETING	13,360.49	12,583.80
PREPAID - INSURANCE	.00	(826.76)
TOTAL	13,360.49	11,757.04
EQUIPMENT		
EQUIPMENT	8,742.88	8,742.88
ACCUMULATED DEPRECIATION	(3,005.37)	(3,005.37)
TOTAL	5,737.51	5,737.51
ACCRUED EXPENSES		
USE TAX	.70	.70
AUDIT FEES	2,000.00	5,200.00
VACATION PROVISION	10,035.01	8,489.69
TOTAL	12,035.71	13,690.39

GOLF HOST SECURITIES, INC.

STATEMENTS OF INCOME
FOR PERIOD ENDING 12/31/2001

CURRENT MONTH THIS YEAR	CURRENT MONTH PLAN 02 2001	CURRENT MONTH YR ENDING 2000		YEAR-TO-DATE THIS YEAR	YEAR-TO-DATE PLAN 02 2001	YEAR-TO-DATE YR ENDING 2000
27,163	0	26,715	REVENUES	186,972	0	221,804
			COSTS & OPERATING EXPS			
14,903	0	(29,929)	SELLING	239,663	0	242,264
1,000	0	(5,953)	GENERAL & ADMIN	14,557	0	35,790
15,903	0	(35,882)		254,220	0	278,053
11,260	0	62,597	OPERATING INCOME(LOSS)	(67,248)	0	(56,250)
0	0	0	INTEREST INCOME	(6)	0	(37)
0	0	0		(6)	0	(37)
11,260	0	62,597	INCOME/(LOSS) BEF TAXES	(67,241)	0	(56,213)
11,260	0	62,597	NET INCOME(LOSS)	(67,241)	0	(56,213)

GOLF HOST SECURITIES, INC.

BALANCE SHEETS

	AS OF 12/31/2001	AS OF 12/31/2000
CURRENT ASSETS		
CASH	115,141.01	200,390.36
PREPAID EXPENSES & OTHER	13,360.49	11,757.04
TOTAL CURRENT ASSETS	128,501.50	212,147.40
INVESTMENT IN SUBSIDIARY	(99,473.00)	(99,473.00)
EQUIPMENT, AT COST, LESS ACCUMULATED DEPRECIATION	5,737.51	5,737.51
	34,766.01	118,411.91
CURRENT LIABILITIES		
ACCOUNTS PAYABLE	950.61	(22.22)
ACCRUED EXPENSES	12,035.71	13,690.39
INTERCOMPANY	33,443.93	49,166.61
TOTAL CURRENT LIABILITIES	46,430.25	62,834.78
SHAREHOLDER'S INVESTMENT		
COMMON STOCK, $1 PAR VALUE, 5,000 SHARES AUTHORIZED 1,000 SHARES ISSUED & OUTSTANDING	1,000.00	1,000.00
PAID IN CAPITAL	110,000.00	110,000.00
EQUITY INVESTMENT 300 SHARES	(103,473.00)	(103,473.00)
RETAINED EARNINGS	48,050.13	104,263.32
CURRENT YEAR NET INCOME/(LOSS)	(67,241.37)	(56,213.19)
TOTAL SHAREHOLDER'S INVEST	(11,664.24)	55,577.13
	34,766.01	118,411.91